# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cara Therapeutics, Inc., CIK 0001346830
CUSIP: 140755109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 400 Atlantic Street, Suite 500, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 12/17/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193125-24-247585
Filed by CIK 0001675217
Persons authorized to receive notices and communications: Tinne Gilles, Vifor Pharma Management Ltd., Flughofstrasse 61, Glattbrugg, Switzerland (V8), CH-8152, 41.58.851.80.00

## Reporting persons
- Vifor (International) Ltd. (CIK 0001675217): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 0; shared voting power 7,396,770; sole dispositive power 0; shared dispositive power 7,396,770; aggregate amount beneficially owned 7,396,770 (13.5% of the class)
- CSL Limited: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 7,396,770; sole dispositive power 0; shared dispositive power 7,396,770; aggregate amount beneficially owned 7,396,770 (13.5% of the class)
  Comment: Based on 54,855,514 shares of Common Stock outstanding as of November 11, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
  See Item 2 of the Initial Schedule 13D (as defined below) filed on October 30, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Cara Therapeutics, Inc.
Address of issuer's principal executive offices: 400 Atlantic Street, Suite 500, Stamford, Connecticut (CT), 06901
Comment: This Amendment No. 1 (this "Amendment"), amends and supplements the Schedule 13D (the "Initial Schedule 13D") initially filed with the Securities and Exchange Commission (the "SEC") on October 30, 2024 by each of the Reporting Persons (the Initial Schedule 13D, as so amended and supplemented, the "Schedule 13D"), relating to the shares of common stock, par value $0.001 ("Common Stock"), of Cara Therapeutics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 400 Atlantic Street, Suite 500, Stamford, Connecticut 06901. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 is hereby amended and supplemented to read as follows:

Asset Purchase Agreement

On December 17, 2024, the Issuer and its subsidiary Cara Royalty Sub, LLC ("Royalty Sub" and together with the Issuer, each, a "Seller" and together, the "Sellers") entered into an Asset Purchase Agreement (the "APA") with Vifor Fresenius Medical Care Renal Pharma, Ltd., a majority-owned, indirect subsidiary of CSL Limited ("CSL Vifor"), pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities (the "Asset Disposition") for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR (as defined below) have entered into a letter agreement with the Issuer providing that CSL Vifor and HCR will, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the existing Purchase and Sale Agreement, dated as of November 1, 2023 (as amended, the "Original HCR Agreement"), by and among Royalty Sub, HCRX Investments HoldCo, L.P. ("HCRX") and HealthCare Royalty Partners IV, L.P. ("HCR IV" and together with HCRX, "HCR"). Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor will be obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) shall be terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, the Issuer has agreed to pay CSL Vifor $3,000,000 to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition.

The Asset Disposition is subject to certain conditions to closing, including either (i) the consummation of the stock merger transaction pursuant to that certain Agreement and Plan of Merger, dated December 16, 2024, by and among Issuer, CT Convergence Merger Sub, Inc. and Tvardi Therapeutics, Inc. (the "Reverse Merger") substantially contemporaneously with the Asset Disposition or (ii) the receipt of the requisite stockholder approval needed to approve the Asset Disposition in the event that the Merger is terminated. Other conditions to closing include there being no preliminary or permanent injunctions prohibiting the Asset Disposition, there being no proceedings pending by a governmental authority seeking to enjoin the Asset Disposition and Sellers receiving certain required third party consents in connection with the Asset Disposition.

The APA provides for certain termination rights of Sellers and CSL Vifor, including the right of either CSL Vifor or the Issuer to terminate the APA if (a) there is a permanent and nonappealable prohibition on the consummation of the Asset Disposition, (b) the Asset Disposition has not occurred by June 30, 2025 (which date shall be automatically extended in one-month increments until October 30, 2025 in certain instances if the Merger is not closed by June 30, 2025) or (c) if a meeting of the Issuer's stockholders has been held for the stockholders to consider and vote upon the APA and the Asset Disposition and the stockholders have not voted in favor of adopting the APA and approving the Asset Disposition at such stockholder meeting. Either party may also terminate the APA if the other party breaches its obligations under the APA in certain instances and subject to customary cure protections.

The APA contains representations, warranties, and covenants of the parties, including, among others, a covenant that requires (i) Sellers to operate their business in the ordinary course during the period between the execution of the APA and consummation of the Asset Disposition and to not engage in certain kinds of activities or transactions during such period (subject to either prior consent of CSL Vifor or customary limited exceptions), (ii) the parties to use their reasonable best efforts to complete certain transition steps in connection with the consummation of the Asset Disposition, and (iii) Sellers to use their commercially reasonable efforts to obtain any needed consents and provide any needed notices in connection with the Asset Disposition.

The foregoing description of the APA and the Asset Disposition and related transactions does not purport to be complete and is qualified in its entirety by reference to the APA, which is incorporated by reference herein.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, currently has any plan or proposal that relates to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Item 4 of this Statement is incorporated herein by reference.
Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated as of October 30, 2024, by and among Vifor (International) Ltd. and CSL Limited (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to this Schedule 13D filed by Vifor (International) Ltd. and CSL Limited on October 30, 2024).
2. Asset Purchase Agreement, dated December 17, 2024, by and among Cara Therapeutics, Inc. and Vifor (International) Ltd. (incorporated by reference to Exhibit 10.4 to Issuer's Current Report on Form 8-K filed with the Commission on December 18, 2024).

## Signatures
- Vifor (International) Ltd.: Alexandros Sigalas, Alexandros Sigalas, Head of Finance, CSL Vifor (12/18/2024)
- Vifor (International) Ltd.: Markus Frenzen, Markus Frenzen, Head, FP&A, CSL Vifor (12/18/2024)
- CSL Limited: Fiona Mead, Fiona Mead, Company Secretary (12/18/2024)